SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    -----------------------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULE 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                        (AMENDMENT NO. ______________)1

                         NOVAMETRIX MEDICAL SYSTEMS INC.
                                (Name of Issuer)

                          Common Shares, $.01 Par Value
                         (Title of Class of Securities)

                                    669870107
                                 (CUSIP Number)

                                 Pamela S. Krop
                       GE Marquette Medical Systems, Inc.
                             8200 West Tower Avenue
                               Milwaukee, WI 53223
                                 (414) 355-5000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 16, 2000
             (Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / /    Rule 13d-1 (b)
      /x/    Rule 13d-1 (c)
      / /    Rule 13d-1 (d)

-----------------------

1 The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                  SCHEDULE 13G


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             CUSIP NO. 669870107                           PAGE 2 OF 5 PAGES
----------------------------------------------- --------------------- ----------

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   1.      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           GENERAL ELECTRIC COMPANY (I.R.S. EMPLOYER IDENTIFICATION NUMBER:
           14-0689340) ON BEHALF OF GE MARQUETTE MEDICAL SYSTEMS, INC. (I.R.S. EMPLOYER IDENTIFICATION NUMBER: 39-1046671)

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2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)/ / (b) / /

            NOT APPLICABLE

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3.         SEC USE ONLY


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4.         CITIZENSHIP OR PLACE OF ORGANIZATION

           GENERAL ELECTRIC COMPANY IS A NEW YORK CORPORATION
           GE MARQUETTE MEDICAL SYSTEMS, INC. IS A WISCONSIN CORPORATION
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   NUMBER OF SHARES        5.    SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON           750,000*
         WITH
                         ------- -----------------------------------------------
                         ------- -----------------------------------------------
                           6.    SHARED VOTING POWER

                                 0
                         ------- -----------------------------------------------
                         ------- -----------------------------------------------
                           7.    SOLE DISPOSITIVE POWER

                                 750,000*
                         ------- -----------------------------------------------
                         ------- -----------------------------------------------
                           8.    SHARED DISPOSITIVE POWER

                                 0
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---------- ---------------------------------------------------------------------
   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           750,000*
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   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES           / /
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   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             9.2%*
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   12.     TYPE OF REPORTING PERSON

           CO
---------- ---------------------------------------------------------------------

--------------------
* Includes 250,000 shares of Common Stock which the Reporting Person has the right to acquire pursuant to a warrant granted by the Issuer, which warrant is exercisable at any time until March 16, 2005.

ITEM 1(A).        NAME OF ISSUER:

                  Novametrix Medical Systems Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  5 Technology Drive, Wallingford, CT  06492

ITEM 2(A).        NAME OF PERSON FILING:

                  General Electric Company ("GE") on behalf of its wholly owned subsidiary GE Marquette Medical Systems, Inc. ("Marquette"), record owner of the securities

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  GE:               3135 Easton Turnpike, Fairfield, CT 06431

                  Marquette:        8200 West Tower Avenue, Milwaukee, WI 53223

ITEM 2(C).        CITIZENSHIP:

                  GE is a New York corporation.

                  Marquette is a Wisconsin corporation.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.01 per share.

ITEM 2(E).        CUSIP NUMBER:

                  669870107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  NOT APPLICABLE

ITEM 4.           OWNERSHIP.*

                  (a)  Amount beneficially owned:


                       750,000 Shares


                  (b)  Percent of class:

                       9.2%

                  (c)  Number of shares as to which such person has:

                       (i)   Sole power to vote or to direct the vote - 750,000

                       (ii)  Shared power to vote or direct the vote - 0

                       (iii) Sole power to dispose or to direct the disposition
                              of  - 750,000

                       (iv) Shared power to dispose or to direct the disposition of - 0

                    GE hereby disclaims any beneficial ownership of any of the shares of Common Stock of the Issuer issued or issuable to Marquette, as reported herein.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  NOT APPLICABLE

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON.

                  NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  NOT APPLICABLE

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  NOT APPLICABLE

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  NOT APPLICABLE

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


-------------------------
* Includes 250,000 shares of Common Stock which the Reporting Person has the right to acquire pursuant to a warrant granted by the Issuer, which warrant is exercisable at any time until March 16, 2005.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            GENERAL ELECTRIC COMPANY


Dated:  March  24, 2000            By:  /s/ Janet Bedol
                                        ----------------------------
                                        Janet Bedol
                                        Assistant Securities Counsel
                                        and Attorney in Fact*


* Pursuant to Power of Attorney filed as Exhibit 99(d) to Schedules 13D filed by General Electric Company for an event occurring on November 29, 1999, with respect to Mecon, Inc. and incorporated herein by this reference.